Exhibit 99.1

FOR IMMEDIATE RELEASE	September 30, 2013

Micromem Technologies Inc. Interim Filings

Toronto, New York, September 30, 2013: Micromem Technologies Inc. (the “Company”) (CNSX: MRM, OTCBB: MMTIF) announces it has filed its interim financial statements for the period ended July 31, 2013, together with the Management’s Discussion & Analysis (“MD&A”) on SEDAR and EDGAR today. These documents may be viewed at www.sedar.com and by searching EDGAR at http://www.sec.gov/.

In the MD&A documentation filed, management has provided a recap of the progress made on its four significant current opportunities with its customers. Management reports in the MD&A that the analysis that it has completed for these initial four market applications is that, collectively, once these units are in commercial production, the Company’s revenue opportunities could be in the hundreds of millions of dollars. Additionally, beyond these initial opportunities, management reports that the proposal pipeline that it continues to develop is robust and growing.

Management reports, in the MD&A, an analysis of the expenditures made and financing raised since November 2007 when the Company began the research, development and commercialization of its customized applications and solutions for large international corporations based on its proprietary magnetic sensor technology. Since November 2007, the Company has raised and deployed approximately $19 million (USD) of financing to support this activity and the Company’s working capital requirements.

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CNSX: MRM) company. MASTInc responsibly analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-Bulletin Board - Symbol: MMTIF
                 CNSX - Symbol: MRM

Shares issued: 154,981,077
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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